January 18, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance Office

of Transportation and Leisure

Washington, D.C. 20549

Attn: Susan Block

Re:	DiamondPeak Holdings Corp.

Draft Registration Statement on Form S-1

Submitted on November 21, 2018

CIK No. 0001759546

Dear Ms. Block:

DiamondPeak Holdings Corp. (the “Corporation,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 17, 2018, regarding the Draft Registration Statement on Form S-1 filed on November 21, 2018.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Draft Registration Statement on Form S-1

Description of Securities

Exclusive forum for certain lawsuits, page 113

1.	We note that the exclusive forum provision in your amended and restated certificate of incorporation will identify the Court of Chancery in the State of Delaware as the exclusive forum for certain litigation, including any "derivative actions." Please disclose whether this provision will apply to actions arising under the Securities Act or Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the federal securities laws, please ensure that the exclusive forum provision in your amended and restated certificate of incorporation states this clearly.

We have revised the Registration Statement (page 61 and page 132) in response to the Staff’s comment.

General

2.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, we will provide all such written communications under separate cover. We confirm that potential investors will not retain copies of any such communications.

We thank the Staff in advance for its consideration of these changes. Should you have any questions regarding the foregoing, please contact our outside counsel, Stuart Neuhauser, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Sincerely,

By:	/s/ David T. Hamamoto
Name:	David T. Hamamoto

 cc: Stuart Neuhauser, Esq.